Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

DIRECTORS’ ACQUISITION OF SHARES

London, 21 March 2014 – Randgold Resources announces the following acquisition of shares in the Company, as required under DTR 3.1:

Dr D M Bristow, a director of the Company, acquired 10,761 ordinary shares of the Company on 21 March 2014 at a price of US$79.48.

Dr Bristow’s shareholding in the Company is now 725,724 ordinary shares or 0.78% of the Company’s current issued share capital.

Mr G P Shuttleworth, a director of the Company, acquired 4,968 ordinary shares of the Company on 21 March 2014 at a price of US$79.48.

Mr Shuttleworth’s shareholding in the Company is now 75,479 ordinary shares or 0.08% of the Company’s current issued share capital.

The above shares were acquired by Dr Bristow and Mr Shuttleworth in line with the Randgold Resources Annual Bonus Plan which requires them to invest one third of their 2013 annual bonus in shares of the Company for a period of three years.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 7711338	Email: randgold@dpapr.com

Website: www.randgoldresources.com